SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Speedway Motorsports, Inc.

(Name of the Issuer)

Speedway Motorsports, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV Senior Vice President and General Counsel Speedway Motorsports, Inc. 5555 Concord Parkway South Concord, NC 28027 (704) 455-3239

With a copy to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon Street

Suite 3000

Charlotte, NC 28202-2146

(704) 343-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$341,461,670	$41,386
*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) the product of (A) 17,153,902, which is the difference between 40,853,902, the number of shares of common stock, par value $0.01 per Share (“Shares”), of Speedway Motorsports, Inc. (the “Company”) outstanding, and 23,700,000, the number of Shares owned by Sonic Financial Corporation and its wholly owned subsidiaries, and (B) $19.75, which is the per Share tender offer price, (ii) the product of (A) 40,500, which is the number of Shares issuable upon the exercise of stock options of the Company outstanding with an exercise price per Share less than the per Share tender offer price, and (B) $3.92, which is the difference between the $19.75 per Share tender offer price and $15.83, the average weighted exercise price of all such options, and (iii) the product of (A) 127,258, which is the number of Shares issuable upon settlement of restricted stock units of the Company outstanding, and (B) $19.75, which is the per Share tender offer price. The calculation of the filing fee is based on information provided by the Company as of August 9, 2019.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $41,386	Filing Party: Sonic Financial Corporation

Form or Registration No.: Schedule TO	Date Filed: August 16, 2019

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Speedway Motorsports, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Statement relates to the cash tender offer by Speedco, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share equal to $19.75, net to the holder of such Shares in cash, without interest, and subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent, and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on August 16, 2019 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated August 16, 2019 (the “Offer to Purchase,” and the related Letter of Transmittal (the “Letter of Transmittal”), which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on August 16, 2019 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1.     SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information - Name and Address” is incorporated herein by reference.

(b)	Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information - Securities” is incorporated herein by reference.

(c)	Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer - Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends

The information set forth in the Offer to Purchase under the heading “The Offer - Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Stock Purchases

The following table sets forth information about Shares purchased by the Company during the past two years under the Company’s publicly announced stock repurchase program or withheld by the Company in connection with the exercise or vesting of stock options, restricted stock and restricted stock units granted by the Company.

	Purchased	Withheld	Total	Total Shares Purchased	Range of Prices Paid	Average Price Paid Per Share
Third Quarter 2017	64,000		64,000	64,000	$17.27 - $21.61	20.08
Fourth Quarter 2017	62,000	24,662	86,662	87,000	$18.62 - $23.15	20.42
First Quarter 2018	59,000	27,815	86,815	87,000	$17.85 - $20.88	19.45
Second Quarter 2018	63,000		63,000	63,000	$16.72 - $18.23	17.59
Third Quarter 2018	63,000		63,000	63,000	$17.03 - $18.14	17.69
Fourth Quarter 2018	61,400	24,994	86,394	86,000	$15.17 - $17.72	16.57
First Quarter 2019	61,000	27,588	88,588	89,000	$13.97 - $17.94	16.73
Second Quarter 2019	18,000		18,000	18,000	$13.57 - $14.92	14.33

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The filing person is the subject company. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Name and Address,” “Item 2. Identity and Background of Filing Person - Business and Background of the Company’s Directors and Executive Officers” and “Annex A - Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer - Section 9. Certain Information Concerning Purchaser and Parent,” “Schedule I - Directors and Executive Officers of Parent” and “Schedule I - Directors and Executive Officers of Purchaser” is incorporated herein by reference.

(b)	Business and Background of Entities

The information set forth in the Offer to Purchase under the headings “The Offer - Section 9. Certain Information Concerning Purchaser and Parent” and “Special Factors – Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(c)	Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Business and Background of the Company’s Directors and Executive Officers” and “Annex A - Directors and Executive Officers” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors – Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer - Section 9. Certain Information Concerning Purchaser and Parent,” “Schedule I - Directors and Executive Officers of Parent” and “Schedule I - Directors and Executive Officers of Purchaser” is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

(a)	Material Terms

(1)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(1)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(iv) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(v) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 1. Terms of the Offer” and “The Offer - Section 13. The Merger Agreement - Extensions of the Offer” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 3. Procedures for Tendering Shares” and “The Offer - Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 2. Acceptance for Payment and Payment for Shares” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the Offer to Purchase under the heading “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights – Effects of the Offer and the Merger” is incorporated herein by reference.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the Offer to Purchase under the heading “The Offer - Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

(2)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(2)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(iv) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information - Stockholder Approval of the Merger Not Required” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(v) The information set forth in the Offer to Purchase under the heading “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights – Effects of the Offer and the Merger” is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Offer to Purchase under the heading “The Offer - Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Different Terms

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information - Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors - Section 2. Interests of Certain Persons in the Offer and Merger” and “Special Factors - Section 4. Related Party Transactions” is incorporated herein by reference.

(d)	Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information - Appraisal Rights” and “Annex C - Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “Schedule II - General Corporation Law of Delaware Section 262 - Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors - Section 2. Interests of Certain Persons in the Offer and Merger,” and “Special Factors - Section 4. Related Party Transactions” is incorporated herein by reference.

(b) – (c)	Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors - Section 4. Related Party Transactions” and “The Offer - Section 11. Background of the Offer and the Merger; Contacts with the Company” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors - Section 4. Related Party Transactions” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 11. Background of the Offer and the Merger; Contacts with the Company” and “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(b)	Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Offer - Section 11. Background of the Offer and the Merger; Contacts with the Company” is incorporated herein by reference.

(c)	Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer - Section 11. Background of the Offer and the Merger; Contacts with the Company” and “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(d)	Effects

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors - Section 5. Rule 13e-3,” “The Offer - Section 5. Certain U.S. Federal Income Tax Consequences,” “The Offer - Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer - Section 12. Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “The Offer - Section 13. The Merger Agreement -The Merger, -Company Stock Options, -Company Restricted Stock Units, and -Company Restricted Stock” is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE TRANSACTION.

(a)	Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Opinion of the Special Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation - Certain Prospective Financial Information,” and “Annex B - Opinion of the Special Committee’s Financial Advisor” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

(c)	Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 1. Terms of the Offer” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Recommendations of the Special Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(f)	Other Offers

Not Applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex B - Opinion of the Special Committee’s Financial Advisor” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Certain Prospective Financial Information,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

(c)	Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 5555 Concord Parkway South, Concord, NC 28027, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder and at the expense of the requesting security holder.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)	Source of Funds; Conditions

The information set forth in the Offer to Purchase under the heading “The Offer - Section 10. Source and Amount of Funds” is incorporated herein by reference.

(c)	Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer - Section 17. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 10. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors - Section 4. Related Party Transactions” and “Schedule I - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements with the Company’s Directors and Executive Officers” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares” and “Schedule I - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation - Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e)	Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Recommendations of the Special Committee and the Board of Directors” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “Special Factors - Section 1. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

(a)	Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2017 and December 31, 2018 are incorporated herein by reference to Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2019. The unaudited consolidated financial statements of the Company for the six months ended June 30, 2019 are incorporated herein by reference to Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 1, 2019.

The information set forth in the Offer to Purchase under the heading “The Offer - Section 8. Certain Information Concerning the Company - Financial Information” is incorporated herein by reference.

(b)	Pro Forma Information

Not applicable.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer - Section 17. Fees and Expenses” with respect to the persons employed or retained by Parent is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

(b)	Golden Parachute Payments

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements with the Company’s Directors and Executive Officers - Golden Parachute Compensation” and “Item 8. Additional Information - Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

(c)	Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.    EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 16, 2019 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on August 16, 2019).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, as published in the New York Times on August 16, 2019 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 16, 2019).

(a)(2)(B)

Joint Press Release issued by Speedway Motorsports, Inc. and Sonic Financial Corporation dated July 24, 2019 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed on July 24, 2019).

(a)(2)(C)

Communication from CEO of Speedway Motorsports, Inc. to employees, transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on July 24, 2019).

(a)(2)(D)

Frequently Asked Questions for employees of Speedway Motorsports, Inc. transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on July 24, 2019).

(a)(5)(A)	Speedway Motorsports, Inc. Current Report on Form 8-K dated July 24, 2019 (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 24, 2019).

(b)	Debt Commitment Letter among Sonic Financial Corporation, Bank of America, N.A. and BofA Securities, Inc. (incorporated by reference to Exhibit (b)(1)(i) to the Schedule TO).

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated July 23, 2019 (incorporated by reference to Annex B attached to the Company’s Solicitation/Recommendation Statement on Form 14D-9 filed on August 16, 2019).

(c)(2)	Presentation, dated July 23, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(c)(3)	Presentation, dated July 2, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(c)(4)	Presentation, dated June 19, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(c)(5)	Presentation, dated June 10, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(c)(6)	Presentation, dated May 16, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(c)(7)	Presentation, dated April 24, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(c)(8)	Presentation, dated April 18, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(c)(9)	Presentation, dated March 20, 2019, of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Speedway Motorsports, Inc.

(d)(1)

Agreement and Plan of Merger, by and among Speedway Motorsports, Inc., Speedco, Inc., and Sonic Financial Corporation, dated July 23, 2019 (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on July 24, 2019).

(d)(2)

Speedway Motorsports, Inc. 2013 Stock Incentive Plan as Amended and Restated, Effective April 19, 2017 (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on March 17, 2017).

(d)(3)

Form of Restricted Stock Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed on August 5, 2013 (File No. 333-190374) (the “2013 Form S-8”)).

(d)(4)	Form of Performance-Based Restricted Stock Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.3 to the 2013 Form S-8).

(d)(5)	Form of Restricted Stock Unit Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 to the 2013 Form S-8).

(d)(6)	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.5 to the 2013 Form S-8).

(d)(7)	Form of Stock Appreciation Rights Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.6 to the 2013 Form S-8).

(d)(8)	Form of Incentive Stock Option Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.7 to the 2013 Form S-8).

(d)(9)	Form of Nonstatutory Stock Option Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.8 to the 2013 Form S-8).

(d)(10)

Speedway Motorsports, Inc. 2018 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 21, 2018).

(d)(11)

Form of Restricted Stock Agreement pursuant to the Speedway Motorsports, Inc. 2018 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed on April 23, 2018 (File No. 333-224402)).

(d)(12)

Speedway Motorsports, Inc. Incentive Compensation Plan as Amended and Restated April 19, 2017 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed on March 17, 2017).

(d)(13)

Speedway Motorsports, Inc. Employee Stock Purchase Plan Amended and Restated as of March 1, 2004 (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement filed on March 23, 2004).

(d)(14)

Speedway Motorsports, Inc. 2004 Stock Incentive Plan Amended and Restated as of February 10, 2009 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed on March 20, 2009).

(d)(15)

Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 14, 2004 (the “December 14, 2004 Form 8-K”)).

(d)(16)	Form of Nonstatutory Stock Option Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.2 to the December 14, 2004 Form 8-K).

(d)(17)

Form of Restricted Stock Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 23, 2006).

(d)(18)

Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on April 27, 2009).

(d)(19)

Speedway Motorsports, Inc. Deferred Compensation Plan as Amended and Restated, Effective January 1, 2012 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(20)

Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors Amended and Restated as of April 17, 2013 (the “Amended and Restated 2008 Formula Restricted Stock Plan”) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on May 3, 2012 (File No. 333-181127) (the “2012 Form S-8”))

(d)(21)	Restricted Stock Agreement under the Amended and Restated 2008 Formula Restricted Stock Plan (incorporated by reference to Exhibit 99.2 to the 2012 Form S-8).

(d)(22)	Speedway Motorsports, Inc. Formula Stock Option Plan Amended and Restated May 2, 2002 (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement filed on April 25, 2002).

(d)(23)

Certificate of Incorporation of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed on December 22, 1994 (File No. 33-87740) (the “Form S-1”)).

(d)(24)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Form S-1).

(d)(25)

Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed on November 13, 1996 (File No. 333-13431)).

(d)(26)	Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form S-4 filed on September 8, 1997 (File No. 333-35091)).
(d)(27)	Amendment No. 1 to Bylaws of the Company (incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(d)(28)	Amendment No. 2 to Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 15, 2019).

(d)(29)	Amendment No. 3 to Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 24, 2019).

(d)(30)

Quarterly Report of Speedway Motorsports, Inc. on Form 10-Q for the quarterly period ended June 30, 2019 (incorporated by reference to Speedway Motorsports, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed on August 1, 2019).

(d)(31)

Annual Report of Speedway Motorsports, Inc. on Form 10-K for the fiscal year ended December 31, 2018 (incorporated by reference to Speedway Motorsports, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 15, 2019).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 16, 2019).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2019

SPEEDWAY MOTORSPORTS, INC.

By:	/s/ Michael D. Burch
Name:	Michael D. Burch
Title:	Senior Vice President and Chief Strategy Officer